UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                            OrderPro Logistics, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   68574P 10 7
                                 --------------
                                 (CUSIP Number)


                              Richard L. Windorski
                               7400 N. Oracle Road
                             Tucson, Arizona 85704
                                  520-434-5690
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 10, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 68574P 10 7                                          Page 2 of 4 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RICHARD L. WINDORSKI
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Arizona, USA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     10,616,667
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     3,750,000
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       10,616,667
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     3,750,000
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,366,667
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    40.1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 68574P 10 7                                          Page 3 of 4 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    OP LOGISTICS, LP     No. 86-0982348
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Arizona, USA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     3,750,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     10,616,667
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       3,750,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     10,616,667
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,366,667
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    40.1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 68574P 10 7                                          Page 4 of 4 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

     Common stock. OrderPro Logistics, Inc., 7400 N Oracle Rd, Tucson, AZ 85704.

ITEM 2. IDENTITY AND BACKGROUND

     (a) Richard L. Windorski and OP Logistics, LP
     (b) 7400 N Oracle Rd, #372, Tucson, AZ 85704
     (c) President, Chief Executive Officer of Issuer
     (d) No
     (e) No
     (f) USA

ITEM 3. Personal funds of Richard Windorski, operating capital of OP Logistics, LP.

ITEM 4. Provide working capital for Issuer

ITEM 5. Interest in Securities of Issuer

     (a) 10,616,667 shares are owned by Mr. Windorski. As of June 30, 2003, this comprised 29.7% of the securities outstanding of the class. 3,750,000 shares are owned by OP Logistics, LP, or 10.5%.
     (b) Mr. Windorski has sole voting power over 10,616,667 shares. OP Logistics has sole voting power over 3,750,000 shares. Both have shared voting power over the shares of each other, comprising a total of 14,366,667.
     (c) Purchase by Mr. Windorski of 1,500,000 shares on July 31, 2003, at $0.08 each from the Issuer.
     (d)  No
     (e)  N/A

ITEM 6. Mr. Windorski controls OP Logistics.

ITEM 7. N/A

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2003                       By: /s/ Richard L. Windorski
                                                -------------------------
                                                RICHARD L. WINDORSKI


                                             By: OP Logistics, LP

                                                /s/ Richard L. Windorski
                                                -----------------------
                                                RICHARD L. WINDORSKI
                                                General Partner
                                                OP Logistics, LP